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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*

                        American Pacific Corporation

                              (Name of Issuer)

                        Common Stock, $.10 par value

                       (Title of Class of Securities)

                                  028740108

                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
 ---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 19, 1996
 ---------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 028740108                                       Page 2 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE





                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              255,604
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER


                        255,604


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     255,604


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%


14 TYPE OF REPORTING PERSON*

          PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 028740108                                       Page 3 of 9 Pages



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3  SEC USE ONLY



4  SOURCE OF FUNDS


     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                              / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   CAYMAN ISLANDS


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              377,000
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                          377,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     377,000


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%


14 TYPE OF REPORTING PERSON*

          CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 028740108                                       Page 4 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3  SEC USE ONLY



4  SOURCE OF FUNDS

      00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE




                   7 SOLE VOTING POWER

                         41,812
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                377,000
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                         41,812


                  10 SHARED DISPOSITIVE POWER


                          377,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     418,812


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%


14 TYPE OF REPORTING PERSON*

     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 028740108                                       Page 5 of 9 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     J.  EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3  SEC USE ONLY




4  SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES


                   7 SOLE VOTING POWER

                        41,812
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                632,604
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                         41,812

                  10 SHARED DISPOSITIVE POWER

                          632,604


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     674,416


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%


14 TYPE OF REPORTING PERSON*

     IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D



     This Amendment No. 2 amends and supplements the following
Items of the Reporting Persons' Statement on Schedule 13D (the
"Schedule").

Item 3.   Source and Amount of Funds

     The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

     From November 29, 1995 through January 22, 1996: (i) Gabriel purchased an aggregate of 53,818 shares of Common Stock at an aggregate cost of $367,477 using its own funds; (ii) Ariel Fund purchased an aggregate of 79,378 shares of Common Stock at an aggregate cost of $542,003 using its own funds, and in addition,
(iii) Ariel caused one of its private discretionary investment accounts to purchase 8,804 shares of Common Stock at an aggregate cost of $60,115 using the funds of such account. See Item 5 and
Schedule I hereto.

Item 4.   Purpose of the Transaction

     The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

     All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

     The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

     (a) and (b) Gabriel is the beneficial owner of 255,604
shares of Common Stock, for a total beneficial ownership of 3.2% of the outstanding shares of Common Stock.

     Ariel Fund is the beneficial owner of 377,000 shares of Common Stock, for a total beneficial ownership of 4.7% of the outstanding shares of Common Stock.

     Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 377,000 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 41,812 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 418,812 shares of Common Stock, or 5.2% of the outstanding shares of Common Stock.

     As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 255,604 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 377,000 shares of Common Stock owned by Ariel Fund and the 41,812 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 674,416 shares of Common Stock, or 8.3% of the outstanding shares of Common Stock.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,103,991 outstanding shares of Common Stock of the Issuer as of December 1, 1995, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1995.

     (c) Schedule I indicates the transactions effected by the Reporting Persons during the period from November 28, 1995 through the date hereof. All such trades were effected through the public markets.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                     ------------------
                                     Name: J. Ezra Merkin
                                     Title: General Partner


                                 ARIEL FUND LIMITED


                                 By: MEESPIERSON MANAGEMENT
                                     (CAYMAN) LIMITED

                                 By: /s/ C. Anthony Mellin, Martin Byrne
                                     -----------------------------------
                                     Name: C. Anthony Mellin, Martin Byrne
                                     Title: Director, Assistant Secretary


                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                    -------------------
                                    Name:  J. Ezra Merkin
                                    Title: President

                                 /s/ J. Ezra Merkin
                                 ------------------
                                 J.  EZRA MERKIN

Dated: January 23, 1996

                                 SCHEDULE I

     Purchases and Sales of Shares of Common Stock After November 28, 1995

                                                    Number of Shares
                                           ------------------------------------
           Aggregate   Aggregate
             Dollar Price Per   Share    ArielPrivate
    Date     Amount   Share     Amount   Fund     GabrielAccount
    ----           ---------     --------- ---------  -----    -------  -------

Balance as of
November 28, 1995           --         --    532,416  297,622  201,786  33,008

November 29, 1995      $16,920    $5.6400      3,000    1,677    1,137     186

November 29, 1995      $56,250    $5.6250     10,000    5,590    3,790     620

November 30, 1995      $28,750    $5.7500      5,000    2,795    1,895     310

December 5, 1995       $57,500    $5.7500     10,000    5,590    3,790     620

January 18, 1996       $13,780    $6.8900      2,000    1,118      758     124

January 18, 1996      $150,700    $6.8500     22,000   12,298    8,338   1,364

January 19, 1996      ($14,970)   $7.4850     (2,000)  (1,118)    (758)   (124)

January 19, 1996       $82,500    $7.5000     11,000    6,149    4,169     682

January 19, 1996      $143,750    $7.1875     20,000   11,180    7,580   1,240

January 19, 1996       $50,605    $7.2293      7,000    3,913    2,653     434

January 22, 1996      $356,250    $7.1250     50,000   27,950   18,950   3,100

January 22, 1996       $27,560    $6.8900      4,000    2,236    1,516     248

Aggregate Net
Purchases
November 29, 1995
through January 22,
1996                  $969,595         --     79,378   53,818    8,804 142,000


Balance as of
January 23, 1996                       --    674,416  377,000  255,604  41,812

--------------------------------------------------------------------------------